                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 11-K

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1996

                                          OR

               [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from _____ to _____
                            Commission File Number 1-8519
                              __________________________

                           CBIS RETIREMENT AND SAVINGS PLAN
                              __________________________

                                 CINCINNATI BELL INC.

                                201 East Fourth Street

                               Cincinnati, Ohio  45202

Report of Independent Accountants

Financial Statements:

    Statements of Net Assets Available for Benefits as of
     December 31, 1996 and 1995

    Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1996

    Notes to Financial Statements

Schedules:

    Item 27(a)-Schedule of Assets Held for Investments as of December 31, 1996
    Item 27(d)-Schedule of Reportable Transactions for the Year Ended
     December 31, 1996

Other schedules are omitted because the information required is contained in the financial statements.

                                     [LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Benefits Committee of the
CBIS Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CBIS Retirement and Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 and schedule of reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand L. L. P.
Cincinnati, Ohio
May 16, 1997

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996

                                      CINCINNATI
                                       BELL INC.                    FIDELITY                       SUNTRUST      SUNTRUST
                                        COMMON       FIDELITY        GROWTH                        CAPITAL        SHORT-
                                     SHARES STOCK    BALANCED       COMPANY       FIXED INCOME      GROWTH      TERM BOND
           ASSETS                       FUND           FUND           FUND           FUND            FUND          FUND
----------------------------------  ------------   ------------   ------------   ------------    ------------   ---------
Investments (cost of $60,921,822):
  Temporary cash investments
  Cincinnati Bell Inc. shares        $76,691,858
  Mutual funds                                      $ 8,087,008    $20,533,579    $ 9,591,234    $ 9,008,543    $407,858
  Contracts with insurance companies                                                  457,510
  Loans to participants
                                    ------------   ------------   ------------   ------------    ------------   --------
     Total investments                76,691,858      8,087,008     20,533,579     10,048,744      9,008,543     407,858

 Contributions receivable:
    Employer                             154,835
    Employee

 Dividends and interest receivable                                                      1,399
                                    ------------   ------------   ------------   ------------    ------------   --------
         Total assets                 76,846,693      8,087,008     20,533,579     10,050,143      9,008,543     407,858

           LIABILITIES

 Accrued expenses
                                    ------------   ------------   ------------   ------------    ------------   --------
 Net assets available for benefits   $76,846,693    $ 8,087,008    $20,533,579    $10,050,143    $ 9,008,543    $407,858
                                    ------------   ------------   ------------   ------------    ------------   --------
                                    ------------   ------------   ------------   ------------    ------------   --------


                                                   SUNTRUST
                                      SUNTRUST      SUNBELT
                                      BALANCED      EQUITY
           ASSETS                       FUND         FUND
----------------------------------   ----------   -----------
Investments (cost of $60,921,822):
  Temporary cash investments
  Cincinnati Bell Inc. shares
  Mutual funds                      $1,000,544    $2,253,623
  Contracts with insurance companies
  Loans to participants
                                     ---------    ----------
     Total investments               1,000,544     2,253,623

 Contributions receivable:
    Employer
    Employee

 Dividends and interest receivable
                                     ---------    ----------
         Total assets                1,000,544     2,253,623

           LIABILITIES

 Accrued expenses
                                     ---------    ----------
 Net assets available for benefits  $1,000,544    $2,253,623
                                     ---------    ----------
                                     ---------    ----------

                                                        CONTINUED

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED
AS OF DECEMBER 31, 1996

                                           SUNTRUST
                                             VALUE       TEMPLETON
                                            INCOME        FOREIGN
           ASSETS                            FUND          FUND           LOAN FUND        UNALLOCATED           TOTAL
-------------------------------------     ------------  ------------      -----------      -----------        ------------
Investments :
  Temporary cash investments                                                                 $ 66,138         $     66,138
  Cincinnati Bell Inc. shares                                                                                   76,691,858
  Mutual funds                              $2,977,322    $2,867,083                                            56,726,794
  Contracts with insurance companies                                                                               457,510
  Loans to participants                                                    $3,700,235                            3,700,235
                                           -----------    ----------       ----------      ----------         ------------
     Total investments                       2,977,322     2,867,083        3,700,235          66,138          137,642,535

Contributions receivable:
  Employer                                                                                                         154,835
  Employee                                                                                    332,864              332,864

Dividends and interest receivable                                                                                    1,399
                                           -----------    ----------       ----------      ----------         ------------
     Total assets                            2,977,322     2,867,083        3,700,235         399,002          138,131,633

           LIABILITIES

Accrued expenses                                                                               45,585               45,585
                                          ------------   -----------       ----------      ----------         ------------
Net assets available for benefits           $2,977,322    $2,867,083       $3,700,235       $ 353,417         $138,086,048
                                          ------------   -----------       ----------      ----------         ------------
                                          ------------   -----------       ----------      ----------         ------------

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1995


                                         CINCINNATI
                                          BELL INC.                     FIDELITY                         SUNTRUST         SUNTRUST
                                           COMMON         FIDELITY       GROWTH                          CAPITAL           SHORT-
                                        SHARES STOCK      BALANCED       COMPANY         FIXED           GROWTH           TERM BOND
           ASSETS                           FUND            FUND          FUND        INCOME FUND         FUND              FUND
---------------------------------       ------------     ----------     ---------     ------------      ----------        ---------

Investments (cost of $60,921,822):
    Temporary cash investments          $   144,066
    Cincinnati Bell Inc. shares          47,401,224
    Mutual funds                                         $7,466,606    $15,740,121    $  8,025,709      $6,938,323        $265,303
    Contracts with insurance
       companies                                                                           921,167
    Loans to participants
                                        ------------     ----------     ----------    ------------      ----------        --------
        Total investments                47,545,290       7,466,606     15,740,121       8,946,876       6,938,323         265,303

Contributions receivable:
    Employer                              1,245,865
    Employee
Dividends and interest receivable           273,250                                            909
                                        ------------     ----------     ----------    ------------      ----------        --------
         Total assets                    49,064,405       7,466,606     15,740,121       8,947,785       6,938,323         265,303

           LIABILITIES

Accrued expenses                                37
                                        ------------     ----------     ----------    ------------      ----------        --------
Net assets available for benefits       $49,064,368      $7,466,606    $15,740,121    $  8,947,785      $6,938,323        $265,303
                                        ------------     ----------     ----------    ------------      ----------        --------
                                        ------------     ----------     ----------    ------------      ----------        --------


                                                 SUNTRUST
                                       SUNTRUST   SUNBELT
                                       BALANCED   EQUITY
                                         FUND      FUND
                                       --------  ----------

Investments (cost of $60,921,822):
    Temporary cash investments
    Cincinnati Bell Inc. shares
    Mutual funds                       $342,220  $1,147,384
    Contracts with insurance
       companies
    Loans to participants              --------  ----------

         Total investments              342,220   1,147,384

Contributions receivable:
    Employer
    Employee

Dividends and interest receivable      --------   ---------
         Total assets                   342,220   1,147,384

                     LIABILITIES

Accrued expenses                             37
                                       --------  ----------
Net assets available for benefits      $342,220  $1,147,384
                                       --------  ----------
                                       --------  ----------

                                                    CONTINUED


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS Retirement and Savings Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED
AS OF DECEMBER 31, 1995



                                            SUNTRUST
                                             VALUE         TEMPLETON
                                            INCOME          FOREIGN
           ASSETS                            FUND             FUND         LOAN FUND     UNEDUCATED       TOTAL
--------------------------------------    ------------      ----------    -----------     ----------    -----------

Investments:
    Temporary cash investments                                             $    4,061    $    33,399    $   181,526
    Cincinnati Bell Inc. shares                                                                          47,401,224
    Mutual funds                            $1,230,012      $ 1,597,607                                  42,753,285
    Contracts with insurance companies                                                                      921,167
    Loans to participants                                                   2,868,526                     2,868,526
                                            ----------      -----------    ----------      ---------    -----------
         Total investments                   1,230,012        1,597,607     2,872,587         33,399     94,125,728

Contributions receivable:
    Employer                                                                                              1,245,865
    Employee                                                                                  32,068         32,068

Dividends and interest receivable                                                  18             84        274,261
                                            ----------      -----------    ----------      ---------    -----------
         Total assets                        1,230,012        1,597,607     2,872,605         65,551     95,677,922

           LIABILITIES

Accrued expenses                                                                              28,304         28,341
                                            ----------      -----------    ----------      ---------    -----------
Net assets available for benefits           $1,230,012      $ 1,597,607    $2,872,605      $  37,247    $94,159,977
                                            ----------      -----------    ----------      ---------    -----------
                                            ----------      -----------    ----------      ---------    -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996


                           CINCINNATI
                            BELL INC.                  FIDELITY                   SUNTRUST    SUNTRUST                SUNTRUST
                             COMMON      FIDELITY       GROWTH         FIXED       CAPITAL     SHORT-     SUNTRUST    SUNBELT
                          SHARES STOCK   BALANCED       COMPANY        INCOME      GROWTH     TERM BOND   BALANCED     EQUITY
         ASSETS               FUND         FUND          FUND           FUND        FUND        FUND        FUND        FUND
------------------------  ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------
Additions:
 Employee contributions   $   955,927   $  980,160   $ 2,611,387   $   888,995   $  980,361   $ 88,351   $  150,812  $  432,594
 Company contributions      2,457,792
 Investment income:
   Interest                                 27,093        66,487        32,132       26,441      1,147        3,041      10,418
   Dividends                  781,457      368,420       135,783           490       63,864     16,926       17,899
 Net appreciation
  (depreciation) in fair
   value of investments    34,915,467      301,179     2,701,719       620,689    1,379,839     (3,544)      88,238     229,809
                          ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------

   Total additions         39,110,643    1,676,852     5,515,376     1,542,306    2,450,505    102,880      259,990     672,821

Deductions:
 Distributions to
  participants              6,226,399      940,568     1,471,530     1,431,999      398,099     16,715       45,731      97,124
 Administrative expenses       31,844        4,048         8,758        36,648        2,838        115          266         655
                          ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------

  Total deductions          6,258,243      944,616     1,480,288     1,468,647      400,937     16,830       45,997      97,779

Fund transfers             (5,070,075)    (111,834)      758,370     1,028,699       20,652     56,505      444,331     531,197
                          ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------

Net increase               27,782,325      620,402     4,793,458     1,102,358    2,070,220    142,555      658,324   1,106,239
                          ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------

Net assets available
 for benefits
 December 31, 1995        $49,064,368   $7,466,606   $15,740,121   $ 8,947,785   $6,938,323   $265,303   $  342,220  $1,147,384
                          ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------
                          ------------  -----------  ------------  ------------  -----------  ---------  ----------  ----------

Net assets available
 for benefits
 December 31, 1996        $76,846,693   $8,087,008   $20,533,579   $10,050,143   $9,008,543   $407,858   $1,000,544  $2,253,623
                          -----------   -----------  ------------  ------------  -----------  ---------  ----------  ----------
                          -----------   -----------  ------------  ------------  -----------  ---------  ----------  ----------

                                       CONTINUED

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSET AVAILABLE FOR BENEFITS, CONTINUED FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       SUNTRUST
                                                        VALUE         TEMPLETON
                                                       INCOME          FOREIGN                    UNALLO-
                                                        FUND             FUND       LOAN FUND      CATED       TOTAL
                                                     ----------     ----------      ---------    ----------  ------------

Additions:
  Employee contributions                             $  493,224     $  567,902                               $  8,149,713
  Company contributions                                                                                         2,457,792
  Investment income:
    Interest                                             11,119          9,860      $  83,972                     271,710
    Dividends                                            46,557         10,215                   $  325,113     1,766,724
  Net appreciation in fair value of investments         317,220        339,457                                 40,890,073
                                                     ----------     ----------      ---------    ----------  ------------

    Total additions                                     868,120        927,434         83,972       325,113    53,536,012

Deductions:
  Distributions to participants                          49,963        156,462        168,031                  11,002,621
  Administrative expenses                                   723          2,086                        8,943        96,924
                                                     ----------     ----------      ---------    ----------  ------------

    Total deductions                                     50,686        158,548        168,031         8,943    11,099,545

Fund transfers                                          929,876        500,590        911,689           -          -
                                                     ----------     ----------      ---------    ----------  ------------

Net increase                                          1,747,310      1,269,476        827,630       316,170    42,436,467
                                                     ----------     ----------      ---------    ----------  ------------

Net assets available for benefits December 31, 1995  $1,230,012    $ 1,597,607   $  2,872,605     $  37,247  $ 95,649,581
                                                     ----------     ----------      ---------    ----------  ------------
                                                     ----------     ----------      ---------    ----------  ------------

Net assets available for benefits December 31, 1996  $2,977,322    $ 2,867,083   $  3,700,235    $  353,417  $138,086,048
                                                     ----------     ----------      ---------    ----------  ------------
                                                     ----------     ----------      ---------    ----------  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION AND ACCOUNTING POLICIES:

    a. GENERAL: The CBIS Retirement and Savings Plan (the "Plan") is available to eligible employees at Cincinnati Bell Information Systems Inc. ("CBIS"), CBIS International Inc. and CBIS International Services Inc.. Effective January 1, 1994, the Plan amended, restated and superseded the CBIS 401(k) Retirement Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for a complete description of the Plan.

    b. EMPLOYEE CONTRIBUTIONS: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before-tax dollars. Participants' before-tax contributions could not exceed $9,500 and $9,240 for each of the calendar years ending 1996 and 1995, respectively. Participants may contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own contribution shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

    c. EMPLOYER CONTRIBUTIONS: The Company was required to make monthly matching contributions of the lesser of 66 2/3% in 1996 and 50% in 1995 of the before-tax contributions of the participants or 4% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Common Shares Stock Fund. Participants vest in employer contributions as follows:

  YEARS OF SERVICE                        VESTING PERCENTAGE
------------------------                 -------------------
    Less than 2 years                              0%
    2                                             30%
    3                                             50%
    4                                             75%
    5                                            100%


    d. DISTRIBUTIONS TO PARTICIPANTS: Distributions are made to participants, or their beneficiary, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

    e. PARTICIPANT LOANS: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The interest rate charged is determined by the Plan Committee. For the year ended December 31, 1996 the loan rate was 9.25% and for the year ended December 31, 1995, loan rates ranged from 9.5% - 10.0%. The minimum term of a loan is one year and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

    f. TEMPORARY CASH INVESTMENTS: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

    g. INVESTMENTS: The Plan currently has the following investment options, which may be selected by each participant. These options are:
    Cincinnati Bell Inc. Common Shares Stock Fund; Fidelity Balanced Fund - which consists mostly of common and preferred stock and fixed income securities; Fidelity Growth Company Fund - which consists of common stock in small and medium size companies; Fixed Income Fund - which consists of guaranteed insurance contracts and mutual funds which invest principally in guaranteed insurance contracts; Suntrust Capital Growth Fund - which consists mostly of common and preferred stock; Suntrust Short-Term Bond Fund - which consists of short-term fixed-income securities; Suntrust Balanced Fund - which consists of common and preferred stock and fixed income securities; Suntrust Sun Belt Equity Fund - which consists mostly of common stock in small and medium size companies located in the southern region of the U.S.; Suntrust Value Income Fund - which consists of common stock paying higher dividend yields; Templeton Foreign Fund - which consists mostly of stocks and debt securities of companies and governments outside the U.S.. The unallocated funds in the statement of net assets available for benefits represent amounts held in temporary cash investments awaiting selection of investment options by participants.

    Plan investments other than guaranteed insurance contracts are valued at the fair market value, based upon quoted market prices as of the last business day of the year. Guaranteed insurance contracts that are benefit responsive are stated at contract value plus accrued interest earnings which approximates their fair market value. Guaranteed insurance contract that are not benefit responsive are stated at fair market value based on acceptable pricing models. Investment income is recorded as earned, on the accrual basis.

    g. INVESTMENTS, CONTINUED: The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation
    (depreciation) on those investments.

    h. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

    i.   ADMINISTRATIVE EXPENSES:  Administrative expenses are paid by the Plan.

2.       TAX STATUS:

    The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxes under
    Section 501(a) of the Code.

3.       TERMINATION:

    While the Company has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participant's accounts would become 100% vested and subject to distribution under the provisions of the Plan.

4.       SHARE VALUES:

    The interest of all employees in each type of investment of the Plan on December 31, 1996 and 1995 is represented by shares. The number and value of shares were:


                                         DECEMBER 31, 1996        DECEMBER 31, 1995
                                      ----------------------    -----------------------
                                      NUMBER OF     VALUE PER   NUMBER OF     VALUE PER
                                       SHARES         SHARE      SHARES         SHARE
                                      ---------     ---------   ---------     ---------
    Cincinnati Bell Inc. Common
     Shares Fund                      1,242,401       $  61.82     1,364,064     $  34.75
    Fidelity Balanced Fund              574,361          14.08       552,264        13.52
    Fidelity Growth Company Fund        507,503          40.46       433,732        36.29
    Fixed Income Fund                   885,714          11.34       844,864        10.58
    Suntrust Capital Growth Fund        681,949          13.21       513,190        13.52
    Suntrust Short-Term Bond Fund        41,032           9.94        26,216           10
    Suntrust Balanced Fund               90,302          11.08        30,692        11.16
    Suntrust Sun Belt Equity Fund       176,893          12.74        98,912        11.60
    Suntrust Value Income Fund          242,651          12.27       102,160        12.04
    Templeton Foreign Fund              276,746          10.38       174,031         9.18


CBIS RETIREMENT AND SAVINGS PLAN
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENTS
AS OF DECEMBER 31, 1996


                                                 NUMBER OF
                                                 SHARES OR
                                                 PRINCIPAL
      NAME OF ISSUER AND TYPE OF ISSUE             AMOUNT            VALUE          COST
---------------------------------------------    ---------      -------------   ------------
CINCINNATI BELL INC. COMMON SHARES STOCK FUND
 Cincinnati Bell Common shares *                 1,242,401      $  76,691,858   $ 21,722,638

FIDELITY BALANCED FUND
 Fidelity Balanced Fund*                           574,361          8,087,008      7,490,685

FIDELITY GROWTH COMPANY FUND
 Fidelity Mt. Vernon Growth Fund *                 507,503         20,533,579     16,437,036

FIXED INCOME FUND
 Contract with Hartford Life Insurance Company+    184,577            184,577        184,577
 Contracts with Hartford Life Insurance Company+   272,933            272,933        272,933
 Suntrust Stable Asset Fund*                       394,784          9,131,357      8,630,566
 Temporary Cash Investments                        459,877            459,877        459,877
                                                 ---------      -------------   ------------

         Total Fixed Income Fund                                   10,048,744      9,547,953
                                                                -------------   ------------

SUNTRUST CAPITAL GROWTH FUND
 Suntrust Capital Growth Fund*                     681,949          9,008,543      8,412,742

SUNTRUST SHORT-TERM BOND FUND
 Suntrust Short-Term Bond Fund                      41,032            407,858        405,361

SUNTRUST BALANCED FUND
 Suntrust Balanced Fund                             90,302          1,000,544      1,006,103

SUNTRUST SUN BELT EQUITY FUND
 Suntrust Sunbelt Equity Fund                      176,893          2,253,623      2,083,428

SUNTRUST VALUE INCOME FUND
 Suntrust Value Income Fund                        242,651          2,977,322      2,995,503

TEMPLETON FOREIGN FUND
 Templeton Foreign Fund                            276,746          2,867,083      2,616,650

LOAN FUND
 Loans to participants                           3,700,235          3,700,235      3,700,235

UNALLOCATED
 Temporary cash investmentsTemporary
  cash investments                                  66,138             66,138         66,138
                                                                -------------   ------------

         Total                                                  $ 137,642,534   $ 76,484,472
                                                                -------------   ------------
                                                                -------------   ------------


* Investments represents 5% or more of the Net Assets Available for Benefits. + The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1996, the composite effective annual interest rate earned under their contracts was approximately 7.7%. The credited interest rates on these contracts ranged from 8.6% to 8.8% as of December 31, 1996. The rate at which interest will be credited in future years may be either higher or lower.

CBIS RETIREMENT AND SAVINGS PLAN
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                    CURRENT
                                                                                   VALUE ON
 NUMBER OF                                   PURCHASE                   COST OF     DATE OF
TRANSACTIONS  DESCRIPTION OF ASSET            PRICE     SELLING PRICE    ASSET    TRANSACTIONS  NET GAIN
------------  --------------------           ---------  -------------  ---------  ------------  ---------
    385       Cincinnati Bell Inc.
               Common Shares Stock Fund      6,830,023                 6,830,023   6,830,023

    463       Cincinnati Bell Inc.
               Common Shares Stock Fund                   13,897,098   4,753,117  13,897,098    9,143,981

    503       Fidelity Growth Company Fund   6,800,215                 6,800,215   6,800,215

    363       Fidelity Growth Company Fund                 3,916,946   3,071,893   3,916,946      845,053

    385       Fixed Income Fund              4,085,041                 4,085,041   4,085,041

    296       Fixed Income Fund                            3,626,028   3,380,992   3,626,028      245,036

    384       Fidelity Balanced Fund         2,528,927                 2,528,927   2,528,927

    296       Fidelity Balanced Fund                       2,221,922   2,156,370   2,221,922       65,552

    410       Suntrust Capital Growth Fund   3,741,913                 3,741,913   3,741,913

    268       Suntrust Capital Growth Fund                 1,420,652   1,122,768   1,420,652      297,884

                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the CBIS Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



CBIS RETIREMENT AND SAVINGS PLAN


By  /s/ Robert T. Enos
   ----------------------------
    Robert T. Enos



June 16, 1997